Mail Stop 4561

March 30, 2009

VIA USMAIL and FAX (212) 810 - 8765

Mr. James J. Lillis
Chief Financial Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, New York 10022

      Re: Anthracite Capital, Inc.
            Form 10-K for the year ended 12/31/2007
            Filed on 3/12/2008
            File No. 001-13937

Dear Mr. James J. Lillis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Cicely LaMothe
                    Branch Chief